UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56859/November 29, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12872

In the Matter of :	
:	
RAMP CORPORATION :	ORDER MAKING FINDINGS
:	AND IMPOSING REMEDIAL
:	SANCTION BY DEFAULT
:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 19, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered the OIP to Respondent Ramp Corporation (Ramp) no later than October 22, 2007, in a manner that complies with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. No Answer has been received and the time for filing an Answer has expired. I then ordered Ramp to show cause why the proceeding should not be resolved against it. No response to the Order to Show Cause has been received and the time for responding has also expired. Accordingly, Ramp is in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule 155(a), I find the following allegations of the OIP to be true.

Ramp, previously known as Medix Resources, Inc., is a Delaware corporation with its principal place of business in New York, New York. From 2000 through May 2005, Ramp developed and marketed e-communications software for the healthcare industry. Ramp's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act and was registered pursuant to Section 12(b) of the Exchange Act until July 1, 2005. From April 2000 through May 15, 2005, Ramp's common stock traded on the American Stock Exchange. Ramp's stock (symbol RCOCQ) is quoted in the inter-dealer market, also known as the grey market.

Ramp has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission. Ramp has not filed an annual report on Form 10-K since April 4, 2005 (for its year ended December 31, 2004) or quarterly reports on Form 10-Q for any period subsequent to its fiscal quarter ended September 30, 2004.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of securities of Ramp registered pursuant to Section 12 of the Exchange Act.

IT IS ORDERED THAT the registration of each class of registered securities of Ramp Corporation is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

_____
James T. Kelly
Administrative Law Judge